Crowe Horwath
Crowe Horwath LLP Independent Member Crowe Horwath International

March 21, 2014

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read LaPorte Bancorp, Inc.’s statements included under Item 4.01 of its Form 8-K dated March 21, 2014, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that the audit committee decided to engage BKD LLP (“BKD”) as the  Company’s new principal accountants, or the Company’s statement that during the years ended December 31, 2013 and 2012, and the subsequent event period prior to engaging BKD, the registrant did not consult with BKD regarding matters or events set forth in Item 304(a)(2)(i) and (ii) of SEC Regulation S-K.

 /s/ Crowe Horwath LLP
Crowe Horwath LLP
South Bend, Indiana

cc:	Mr. Dale Parkison
Audit Committee Chairman LaPorte Bancorp, Inc.